                             UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                           KATIE GOLD CORP.

                      ----------------------------

                           (Name of Issuer)

                     Common Stock, Par Value $0.001

                     -------------------------------

                     (Title of Class of Securities)

                         48600T 10 9

                          --------------------

                             (CUSIP Number)

Robert A. Biagioni, President

Katie Gold Corp.

1055 West Hastings Street, Suite 1400

                       Vancouver, B.C., Canada

                   Telephone Number: (604)970-1706

             --------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive

                     Notices and Communications)

January 27, 2006

                            ----------------

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None

_______________________________________________________________________

1.     Names of Reporting Persons

       I.R.S. Identification Nos. of above persons (entities only):

       ROBERT ADRIAN BIAGIONI

_______________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See

       Instructions)

(a)     [x]

(b)     [_]

_______________________________________________________________________

3.     SEC Use Only:

_______________________________________________________________________

4.     Source of Funds (See Instruction):     AF

_______________________________________________________________________

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to

       Items 2(d) or 2(e):

_______________________________________________________________________

6.     Citizenship or Place of Organization:  Canada

_______________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:         None

_______________________________________________________________________

8.     Shared Voting Power:       375,000 shares of common stock

_______________________________________________________________________

9.     Sole Dispositive Power:    None

_______________________________________________________________________

10.    Shared Dispositive Power:  375,000 shares of common stock

_______________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       375,000 shares

_______________________________________________________________________

12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares (See Instructions):

_______________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11):     10.50%

_______________________________________________________________________

14.    Type of Reporting Person (See Instructions):            IN

CUSIP No.  None

_______________________________________________________________________

1.     Names of Reporting Persons

       I.R.S. Identification Nos. of above persons (entities only):

       JOAN MARGARET BIAGIONI

_______________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See

       Instructions)

(a)     [x]

(b)     [_]

_______________________________________________________________________

3.     SEC Use Only:

_______________________________________________________________________

4.     Source of Funds (See Instruction):     AF

_______________________________________________________________________

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to

       Items 2(d) or 2(e):

_______________________________________________________________________

6.     Citizenship or Place of Organization:  Canada

_______________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:         None

_______________________________________________________________________

8.     Shared Voting Power:       375,000 shares of common stock

_______________________________________________________________________

9.     Sole Dispositive Power:    None

_______________________________________________________________________

10.    Shared Dispositive Power:  375,000 shares of common stock

_______________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       375,000 shares

_______________________________________________________________________

12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares (See Instructions):

_______________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11):     10.50%

_______________________________________________________________________

14.    Type of Reporting Person (See Instructions):            IN

_______________________________________________________________________

ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 (the "Shares"), of Katie Gold Corp., a Nevada corporation (the "Company").  The principal executive offices of the Company are located at Suite 1400, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9.

ITEM 2.     IDENTITY AND BACKGROUND

A.

Name of Persons filing this Statement:  Robert A. Biagioni and Joan M. Biagioni (the "Holders")

B.

Residence or Business Address: 336 West 19th Street, North Vancouver, B.C., Canada V7M 1X8

C.

Present Principal Occupation and Employment: Robert A. Biagioni is the President of Katie Gold Corp. and Joan M. Biagioni is VP, Administration of the Corus Financial Group.

D.

The Holders have not been convicted in any criminal proceeding

(excluding traffic  violations  or  similar  misdemeanors) during the last five years.

E.

The Holders have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction

where, as a result of such proceeding, there  was or is a

judgment, decree or final order enjoining future violations of,      or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.    Citizenship:  The Holders are citizens of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holders acquired a total of 750,000 Shares for aggregate consideration of $750 pursuant to a share subscription agreement between their investment holding company, Corus Investments Corp., and the Company. The consideration was paid from funds of Corus Investments Corp.

ITEM 4.     PURPOSE OF TRANSACTION

The Holders acquired the Shares for investment purposes.  Due to Mr. Biagioni’s position as President of the Company and their investment through Corus Investments Corp., they have a controlling interest in the Company.  Depending on market conditions and other factors, the Holders may acquire additional securities of the Company as they deem appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  The Holders also reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

As of the date hereof, except as described below, the Holders do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any  existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the  Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the  acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming  eligible for termination of registration pursuant to Section 12(g)(4)  of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

A.   As of January 27, 2006, the Holders holds beneficially the following securities of the Company:

Title of Security          Amount            Percentage of Shares of

                                                  Common Stock*

Common Stock              750,000                  20.01%

* based on the Company’s current issued and outstanding capital of

  3,570,000 shares of common stock

B.    The Holders have the sole power to vote or to direct the vote of the Shares they hold and have the sole power to dispose or to direct the disposition of the Shares they hold.

C.   The Holders acquired 750,000 Shares on February 9, 2005 in connection with a share subscription agreement at $0.001 per share between their investment holding company, Corus Investments Corp., and the Company.

D.   Not Applicable.

E.   Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

            WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Holder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2005

/s/ Robert A. Biagioni

___________________________

Signature

Robert A. Biagioni, President

___________________________

Name/Title